May 5, 2025

Samuel Chau
Chief Executive Officer
Generation Essentials Group
66 rue Jean-Jacques Rousseau
75001 Paris, France

       Re: Generation Essentials Group
           Amendment No. 1 to Registration Statement on Form F-4
           Filed April 25, 2025
           333-286501
Dear Samuel Chau:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-4
Summary of the Proxy Statement/Prospectus
Dilution, page 37

1. We note your response to prior comment 3 and the revised disclosures on page 37. It appears your net tangible book value at or above which the potential dilution results in pro forma net tangible book value per share, as adjusted being at least $10.00 per share does not represent company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock in compliance with
       Item 1604(c)(1) of Regulation S-K. Please revise to disclose the company valuation calculated as the initial public offering price of $10.00 multiplied by the number of
       TGE shares after giving effect to the de-SPAC transaction (i.e., pro forma outstanding
 May 5, 2025
Page 2

       shares of TGE) at each redemption level, or advise.
2. Please rename pro forma total assets book value of TGE as of December 31, 2024 in the second table appropriately as the amounts appear to reflect pro forma net assets book value.
       Please contact Stephany Yang at 202-551-3167 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing